As filed with the Securities and Exchange Commission on June 11, 1998.
                                                      Registration No. 333-45371



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               Amendment No. 1 to
                                    Form S-3

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933



                              U.S. Can Corporation
             (Exact name of registrant as specified in its charter)
            Delaware                                      06-1094196
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                       Identification No.)

                               900 Commerce Drive
                            Oak Brook, Illinois 60523
                                 (630) 571-2500
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)



                                 John R. McGowan
        Vice President, Chief Financial Officer, Controller and Secretary
                              U.S. Can Corporation

                               900 Commerce Drive
                            Oak Brook, Illinois 60523
                                 (630) 571-2500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)




                                   Copies To:
                              T. Stephen Dyer, Esq.
                                 Ross & Hardies
                            150 North Michigan Avenue
                             Chicago, Illinois 60601
                                 (312) 558-1000

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

      If the only securities registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

    Title of Class of    Amount to   Offering Price Per  Aggregate Offering    Amount of
     Securities to be        be          Share (1)           Price (1)        Registration

        Registered       Registered                                           Fee (1) (2)
Common Stock              981,189        $16.90625          $16,588,226        $5,720.08



 ($.01 par value)


(1) Solely for the purpose of calculating the registration fee, the offering price per share, the aggregate offering price and the amount of the registration fee have been computed in accordance with Rule 457(c) under the Securities Act of 1933, as amended. Accordingly, the price per share of Common Stock has been calculated to be equal to the average of the high and low prices for a share of Common Stock as reported by the New York Stock Exchange on June 8, 1998, which is a specified date within five business days prior to the original date of filing of this Registration Statement.


(2)  The  Registrant  has previously  paid  $2,163.14 of the  registration  fee.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                             Preliminary Prospectus
                              Subject To Completion

                                  June 11, 1998


Prospectus


 981,189 Shares


U.S. Can Corporation

Common Stock
($.01 par value)


    This Prospectus relates to the offer and sale of up to 981,189 shares of the common stock, $.01 par value (the "Common Shares" or "Common Stock"), of U.S. Can Corporation (the "Company"). The Company is filing a registration statement to permit transactions with respect to all of the restricted shares of Common Stock which have been awarded to management to date and certain shares of Common Stock issuable upon exercise of stock options. The Common Shares may be offered by particular stockholders of the Company (the "Selling Stockholders") from time to time in transactions on the New York Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by the sale of the Common Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer who acts in connection with the sale of Common Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and profit on any resale of the Common Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. See "Selling Stockholders" elsewhere in this Prospectus. The Company will not receive any of the proceeds from the sale of the Common Shares by the Selling Stockholders.

    The Company's Common Stock is traded and quoted on the New York Stock Exchange under the symbol "USC." On June 10, 1998, the last sale price of the Common Stock, as reported on the New York Stock Exchange, was $16.9735 per share.

    The Company will bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the Selling Stockholders) in connection with the registration of the shares of Common Stock being offered hereby, which expenses are estimated to be approximately $60,000. See "Selling Stockholders" elsewhere in this Prospectus.


    See "Risk Factors" beginning on page 5 for a discussion of certain factors that should be considered in connection with an investment in the Common Stock.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                -------------------------------------------------

                 The date of this Prospectus is _______ __, 1998

                              AVAILABLE INFORMATION

    U.S. Can Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company, and the Registration Statement of which this Prospectus forms a part, the exhibits and schedules thereto and amendments thereof, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission and the address of that web site is "http://www.sec.gov". The Company's Common Stock is quoted on the New York Stock Exchange, and therefore such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

    Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (collectively, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act").

    As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to is not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement will be qualified in its entirety by such reference. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement, and the exhibits thereto.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference the following documents previously filed with the Commission:


    (a) the Company's Annual Report on Form 10-K/A-1, filed May 14, 1998, for the fiscal year ended December 31, 1997;

    (b) the Company's Proxy Statement, filed with the Commission on March 24, 1998, for its annual meeting of stockholders held on April 24, 1998, except for the report of the Compensation Committee contained therein; and

    (c) The Company's Quarterly Report on Form 10-Q, filed May 20, 1998, for the quarter ended April 5, 1998; and

     (d) the description of the Company's Common Stock, $.01 par value (the "Common Stock"), contained in the Company's Registration Statement on Form 8-A (File No. 0-21314) filed with the Commission on March 8, 1993, pursuant to
Section 12 of the Exchange Act.



     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment to this Registration Statement, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person (including any beneficial owner) to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to: John R. McGowan, Vice President, Chief Financial Officer, Controller and Secretary, at the Company's principal executive offices at 900 Commerce Drive, Oak Brook, Illinois 60523, telephone (630) 571-2500.


     UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" SHALL MEAN U.S. CAN CORPORATION AND ITS SOLE SUBSIDIARY, UNITED STATES CAN COMPANY, COLLECTIVELY; REFERENCES TO "U.S. CAN" SHALL MEAN UNITED STATES CAN COMPANY ONLY; REFERENCES TO "USC EUROPE" SHALL MEAN U.S. CAN'S EUROPEAN SUBSIDIARIES WHICH OPERATE THE COMPANY'S EUROPEAN BUSINESS; REFERENCES TO "CPI GROUP" SHALL MEAN THREE RELATED COMPANIES: CPI PLASTICS, INC., CP OHIO, INC. AND CP ILLINOIS, INC.; REFERENCES TO "CROWN" SHALL MEAN CROWN CORK & SEAL COMPANY, INC.; AND REFERENCES TO THE "COMMON STOCK" SHALL MEAN U.S. CAN CORPORATION'S COMMON STOCK, PAR VALUE $.01 PER SHARE.


                                   THE COMPANY


     The Company is a leading manufacturer of steel and plastic containers for personal care , household, automotive, paint and industrial products in the United States and Europe. The Company's sales are generated by four major groups: (i) U.S. aerosol; (ii) European aerosol; (iii) U.S. paint, plastics and general line; and (iv) custom and specialty products. The Company believes it currently has the number one or two market share in the U.S. aerosol, European aerosol and U.S. paint, plastic and general line product groups. The Company conducts its principal business operations in the general packaging (non-food and non-beverage) segment of the metal container industry.

     The Company is a supplier to numerous large consumer products manufacturers in the United States and Europe, including the Sherwin-Williams Company, the Gillette Company ( "Gillette"), ICI-Glidden, the Procter & Gamble Company, Reckitt & Coleman Inc., Henkel Kommanditegeselschaft and Elida Gibbs Faberge, a division of Unilever PLC. In March 1998, the Company acquired a 36.5% equity interest in Formametal S.A. ("Formametal"), an aerosol can manufacturing company located in the Province of Buenos Aires, Argentina for approximately $4.6 million.


     The Company's principal executive offices are located at 900 Commerce Drive, Oak Brook, Illinois,

60523 and its telephone number is (630) 571-2500. The Company is a Delaware corporation.

                    INCLUSION OF FORWARD-LOOKING INFORMATION

    CERTAIN STATEMENTS IN THIS REPORT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A(i)(1) OF THE SECURITIES ACT. SUCH FORWARD LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE THE FOLLOWING: THE COMPANY'S ABILITY TO SUCCESSFULLY INTEGRATE OR IMPROVE THE PERFORMANCE OF ACQUIRED
BUSINESSES, THE TIMING AND COST OF PLANT START-UPS AND CLOSURES, THE LEVEL OF COST REDUCTION ACHIEVED THROUGH RESTRUCTURING, CHANGES IN MARKET CONDITIONS OR PRODUCT DEMAND, LOSS OF IMPORTANT CUSTOMERS, COMPETITION AND CURRENCY FLUCTUATIONS. SEE "RISK FACTORS." THESE IMPORTANT FACTORS MAY ALSO CAUSE THE FORWARD-LOOKING STATEMENTS MADE BY THE COMPANY IN THIS PROSPECTUS TO BE MATERIALLY DIFFERENT FROM ACTUAL RESULTS ACHIEVED BY THE COMPANY. IN LIGHT OF THESE AND OTHER UNCERTAINTIES, THE INCLUSION OF A FORWARD-LOOKING STATEMENT HEREIN SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY THAT THE COMPANY'S PLANS AND OBJECTIVES WILL BE ACHIEVED.

                                  RISK FACTORS

    Prospective investors should consider carefully the specific factors set forth below, as well as the other information set forth elsewhere in this Prospectus before investing in the Common Stock.

COMPETITION

    The general packaging segment of the metal container industry, the Company's primary business, is very competitive. The Company's ability to compete may be affected negatively by the fact that some of the Company's competitors have greater financial resources than the Company. The principal methods of competition in the general packaging industry are price, quality and service. Price competition in the industry is vigorous and limits the Company's ability to increase prices. While capital investments have permitted the Company to reduce costs through operating efficiencies, thereby improving profitability, there can be no assurance that the Company will be able to continue to improve profit margins in the future in this manner. The Company's products also face competition from aluminum, glass and plastic containers. Reduction in the cost of raw materials in any of these industries could make the Company's products more expensive in relation to these products and thus less competitive. It is not generally the practice in the industry for customers to enter into long-term contracts which require customers to purchase a specified number of containers. Consequently, the Company faces greater competitive risk than might otherwise be the case.

CUSTOMER RELATIONSHIPS


    The Company is a supplier to numerous large consumer products manufacturers in the United States and Europe. No single customer accounted for more than 10% of the Company's total net sales during 1997, 1996 or 1995. The Company's customer relationships are important to the Company's business and results of operations. The Company has made and expects to continue to make significant capital expenditures to meet customer requirements. For example, the Company has invested approximately $30 million to establish a new plant in the U.K., primarily to service the business of a major aerosol can customer. The Company is currently in the process of qualifying certain products for commercial production at the new U.K. plant. Management plans to complete qualification and expand the number of customers supplied from this location. The loss of one or more large customers, or a material reduction in the quantities of containers purchased or expected to be purchased by any such customer, could have a material adverse effect on the Company.


RESTRUCTURING

    The Company is undertaking to restructure its business and operations in an effort to reduce costs. This restructuring includes the previously announced closure or sale of certain of the Company's facilities, including plants in Wisconsin, Illinois, Maryland, Florida and California. Additionally, the Company is streamlining its organizational structure. If the Company's restructuring is not executed within the expected time frame or if the cost reductions which the Company expects to achieve through restructuring are less than expected, the Company's financial results could be adversely affected.

LEVERAGED FINANCIAL POSITION; DEBT SERVICE OBLIGATIONS


    The Company is highly leveraged. As of April 5, 1998, the Company's total debt was approximately $363.3 million and stockholders' equity was approximately $65.7 million. The Company will require substantial operating cash flow to fund future payments of principal and interest on its indebtedness, ongoing working capital needs and capital expenditures.


    The Company's leverage has important consequences to stockholders, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired; (ii) a significant portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its existing indebtedness; and (iii) the terms of certain of the Company's indebtedness permit its creditors to accelerate payments upon certain events of default or a change of control of U.S. Can or the Company.

RISK RELATING TO BUSINESS INTEGRATION IN EUROPE AND OTHER ACQUISITIONS


    Europe and Argentina remain new geographic markets for the Company. The Company faces challenges and business integration issues with USC Europe and Formametal as it has with domestic acquisitions. While the Company believes it has been successful in integrating the acquisitions it has made in the past, there can be no assurance that either recent domestic or international acquisitions, or any future acquisitions, will be integrated as successfully.


FOREIGN CURRENCY FLUCTUATIONS

    To the extent that the Company obtains financing in United States dollars and receives revenues and incurs expenses in the development, construction and operation of USC Europe in local currencies, the Company will encounter currency exchange rate risks. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, there can be no assurance that the Company will engage in such transactions, or, if the Company decides to engage in such transactions, that shifts in the currency exchange rates will not have an adverse effect on the Company's financial condition or its ability to repay principal or interest on its debt obligations.

COMPLIANCE WITH RESTRICTIVE COVENANTS

    The agreement under which the Revolving Credit Facility is provided (the "Credit Agreement") and the Indenture of Trust, under which the Company's $275 million principal amount of 10 1/8% Senior Subordinated Notes (the "Notes") were issued, impose financial and other restrictions on the Company and U.S. Can, including limitations on the incurrence of additional indebtedness, on investments and limitations on the sale of assets. The Credit Agreement also requires U.S. Can to make payments of interest and principal, including from the proceeds of certain asset sales. The Credit Agreement also requires U.S. Can to maintain certain financial ratios, including interest coverage and ratios of borrowings to earnings, before interest, taxes, depreciation and amortization ("EBITDA"), and of senior debt to EBITDA. Specifically, the Credit Agreement required during 1997 that the Company not permit the Total Leverage Ratio (as described therein) to exceed 4.00 to 1.00, the Maximum Domestic Leverage (as described therein) to exceed 6.00 to 1.00, the Maximum Senior Leverage (as described therein) to exceed 2.50 to 1.00, or the Interest Coverage Ratio (as described therein) to be less than 2.50 to 1.00 (collectively these ratios are referred to as the "Financial Ratios"). The ratios referred to in the previous sentence fluctuate during the term of the Credit Agreement.

    Primarily as a result of the 1997 special charges and discontinued operations, the Company failed to comply with certain financial ratios, including total leverage, maximum domestic leverage and interest coverage, during the year and at year end. The Company obtained permanent waivers from the appropriate lenders and the Company and such lenders have amended the Credit Agreement to better reflect the Company's current configuration and expected operating results. The Company expects to remain in compliance with the amended financial ratios in the Credit Agreement through 1998. As of April 5, 1998, U.S. Can was in compliance with the Credit Agreement and its other long-term debt agreements.


    There can be no assurance that these requirements will be met in the future. If they are not, the lenders under the Credit Agreement would be entitled to declare the indebtedness thereunder immediately due and payable. Additionally, in the event of any material default by U.S. Can under the Credit Agreement, a material default could similarly be deemed to occur under the terms of the Notes. Upon the occurrence of a material default under the Indenture, an Event of Default (as defined in the Indenture) may be declared and principal and interest may be declared to be immediately due and payable. Additionally, the trustee for the Notes may pursue any available remedy to collect payment of principal and interest on the Notes or to enforce performance of any provision of the Indenture.


ENVIRONMENTAL MATTERS

    The groundwater in San Leandro, California, formerly a site of one of the Company's can assembly facilities, is contaminated at shallow and intermediate depths, and the area of concern partially extends to the groundwater below the facility formerly owned by the Company. The Company has agreed to indemnify the purchaser of this site against environmental claims related to the Company's prior ownership of the property. In April 1996, the California Department of Toxic Substances Control ("CDTSC") issued an order to certain past and present owners of this facility, including U.S. Can, directing such owners to conduct remediation activities at this site. No specific form of remediation was indicated. The CDTSC, U.S. Can and its consultants met in May 1998 to discuss the property at the former U.S. Can site. U.S. Can's consultant presented a model explaining the origin of contaminants found beneath the site. The CDTSC does not believe this model adequately explains the contamination found at the site. If the CDTSC's concerns can be adequately addressed, the CDTSC has stated it is likely no further action would be required. If not, the CDTSC will require additional testing of the groundwater and development of a feasibility study. There can be no assurance that the Company will not incur material costs and expenses in connection with the CDTSC order and remediation at the site.

    The processes involved in the lithography and certain aspects of the manufacture of steel containers have historically involved the use and handling of materials now classified as hazardous substances under various laws. These activities described above may expose owners and operators of facilities involved in those activities to potential liability for the cost to clean up or remedy any environmental contamination resulting from such substances relating to those businesses. It is possible that the Company's insurance coverage may extend to certain environmental liabilities, but the Company has not been able to estimate such coverage due to the complexity and uncertainty inherent in such an estimate. In addition, the Company has obtained indemnities against certain liabilities in connection with its recent acquisitions. However, the statements related to environmental liabilities made by the Company in this Prospectus are made without regard to any potential insurance recovery or recovery of amounts from indemnitors.


    A variety of propellants are used in the Company's principal product, aerosol cans. These propellants include hydrofluorocarbons, compressed gases (for example, carbon dioxide and nitrous oxide), and volatile organic compounds such as propane, butane and isobutane (individually, "VOC" and collectively "VOCs"). Some United States and European regulations have caused consumer product manufacturers (the Company's customers) to reformulate either their products, the propellants used therein or both if they contain VOCs. To date, most of the Company's customers have been successful in reformulating both their products and propellants. However, there can be no assurance that all customers will be able to effect such reformulations or future reformulations, if any, in either products or propellants with satisfactory results. If customers are unable to do so, this could have an adverse effect on the market for aerosol cans.

    USC Europe includes five aerosol can-making operations located in the United Kingdom, France, Spain, Germany and Italy. The Company has retained an independent environmental consultant to perform an initial environmental inventory, and the seller provided disclosure on environmental matters relating to each plant and site. The Company has also performed its own audit of plant operations and facilities. In connection with this acquisition and with the Company audit, no subsurface sampling was performed to identify possible contamination. Several of the facilities have been operating at their locations for more than ten years and, according to a survey conducted by an independent environmental consultant, it is likely there have been releases of hazardous substances at these locations in the past. The operation in Southall, UK and Schwedt, Germany are in historically industrialized areas, and there is potential for area-wide contamination involving adjacent sites. There can be no assurance that there are not significant environmental liabilities unknown to the Company.

RELIANCE ON TIN-PLATED STEEL


     Tin-plated steel accounted for approximately 86% of the Company's total raw material purchases domestically during the year ended December 31, 1997. Negotiations with the Company's domestic tin-plated steel supplies occur once per year. At that time, the prices for tin-plated steel are set for the next year. There are no limits on the increases negotiated each year, but due to the competitive nature of the steel industry and the volume of tin-plated steel purchased by the Company in the United States, the Company has historically negotiated raw materials price increases which are lower than those publicly announced by its suppliers. However, no assurance can be given that the Company will continue to be able to do so in the future. For 1998, the Company's domestic tin-plated steel suppliers have announced a price increase of 3%. With respect to the USC Europe operations, the Company has only limited prior purchasing history with its tin plate suppliers. No assurance can be given that USC Europe will be able to continue to purchase its tin plate requirements from such existing sources at favorable prices. If the Company is unable to pass through future steel price increases to its customers and if the Company is unable to reduce its costs in other ways, such increases could have an adverse impact on the Company's operating results.

STOCKHOLDINGS BY DIRECTORS, MANAGEMENT AND CERTAIN OTHER STOCKHOLDERS

    Certain of the Company's current large stockholders hold significant positions in the Common Stock, and some of them are members of the Board of Directors of the Company. Salomon, the Company's primary financial adviser and investment bank, owns approximately 9% of the outstanding Common Stock of the Company. In addition, three of the Company's eight directors beneficially own as aggregate of approximately 14% of the outstanding Common Stock of the Company. William J.

Smith, the current Chairman of the Board of the Company, beneficially owns approximately 3.4% of the outstanding Common Stock of the Company. Ricardo Poma, a member of the Board of Directors, beneficially owns approximately 7% of the outstanding Common Stock of the Company. Francisco A. Soler, a member of the Board of Directors, beneficially owns in the aggregate approximately 3.2% of the outstanding Common Stock of the Company.

     In addition to the shares of Common Stock which are outstanding, as of May 31, 1998, approximately 74,741 shares of restricted stock had been awarded but not yet issued to management of the Company, and there were options outstanding to purchase approximately an additional 1,281,500 shares of Common Stock. As of May 31, 1998, approximately 960,000 of these options are currently exercisable. The Company has also established a stock purchase plan available to certain employees of the Company which permits employees to exercise options to acquire shares of Common Stock at 85% of the market price of the Common Stock.

    The Company is filing this registration statement to permit transactions with respect to certain shares of Common Stock issued as "restricted stock" under the Company's 1995 Equity Incentive Plan , 1997 Equity Incentive Plan and 1998 Equity Incentive Plan, as well as certain options and the shares of Common Stock underlying such options which have not previously been subject to a registration statement of the Company. There can be no assurance as to what period of time such registration statement will remain effective.


    No prediction can be made as to the effect, if any, that future sales, or the availability of shares of Common Stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock by the Company or by shareholders described above or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock.


    Due to the relatively large number of shares owned by these stockholders and certain provisions in the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws"), it may also be difficult for other stockholders (including new investors) to cause a change in control of the Company if such change were opposed by the Company's current large stockholders and management. See "Risk Factors--Antitakeover Effects."


ANTITAKEOVER EFFECTS

     The Company's Certificate of Incorporation and Bylaws contain a number of provisions which could make the acquisition of the Company, by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult. Among other things, (i) the Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, with the result that approximately one-third of the Board of Directors are elected each year; (ii) directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; (iii) subject to the rights of any holders of Preferred Stock, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting; (iv) stockholders are not permitted to call a special meeting or to require that the board call a special meeting of stockholders, and the business permitted to be conducted at any special meeting of stockholders is limited to the business before the meeting pursuant to the notice of meeting given by the Company; (v) an advance notice procedure for stockholders to make nomination of candidates for election as directors, or to bring other business before an annual meeting of stockholders of the Company, has been established under the Bylaws of the Company; (vi) the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of the Company's directors, the filling of vacancies and the removal of directors; and (vii) the Certificate of Incorporation further provides that the Bylaws may be only amended by the Board or by the affirmative vote of the holders of at least 80% of the outstanding shares of voting stock, voting together as a single class. The description set forth above is intended only to be a summary and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company.

    In October 1995, the Company's Board of Directors adopted a Shareholder Rights Plan. The Board declared a distribution of one Right for each share of Common Stock then outstanding. Each share of Common Stock has an attached Right. The Rights are not exercisable or detachable from the Common Stock. The Rights will become exercisable and detachable only following the acquisition by a person or a group of 15 percent or more of the outstanding Common Stock of U.S. Can Corporation or following the announcement of a tender or exchange offer for 15 percent or more of the outstanding Common Stock.

    The Rights will, if they become exercisable, permit the holders of the Rights to purchase a certain amount of preferred stock of U.S. Can Corporation at 50 percent of its value, or to exchange the Rights for U.S. Can Corporation Common Stock, if the Board permits. Where an acquiring company effects a merger or other control transaction with U.S. Can Corporation, the Rights may also entitle the holder to acquire stock of the acquiring company at 50 percent of its value. If a person or group acquires 15 percent or more of the Common Stock (or announces a tender or exchange offer for 15 percent or more of the Common Stock), the acquiring person's or group's Rights become void. In certain circumstances, the Rights may be redeemed by the Company at an initial redemption price of $.01 per Right.

HOLDING COMPANY STRUCTURE

    The Company is a holding company which derives all of its operating income from U.S. Can, its sole direct subsidiary. As a holding company, the ability of the Company to pay dividends on the Common Stock is dependent upon the receipt of dividends or other payments from U.S. Can. There are restrictions under U.S. Can's credit agreements on the ability of U.S. Can to transfer funds to U.S. Can Corporation in the form of cash dividends, loans or advances, and U.S. Can
Corporation's ability to pay dividends, that currently limit U.S. Can Corporation's ability to pay cash dividends and are likely to limit the future payment of dividends on the Common Stock.

                               RECENT DEVELOPMENTS



    In the third quarter of 1997 the Company established a restructuring provision of $35 million for plant closings and overhead cost reductions. In the fourth quarter of 1997, the Company, at the direction of its Board of Directors, employed the assistance of external business consultants to review operations and explore other avenues for enhancing shareholder value. As a result of this review, the Company established another restructuring provision of $14.7 million primarily to include further personnel reductions and the reduction of asset value associated with equipment used in the businesses the Company has exited or is in the process of exiting.

    The key components of the restructurings include closure of the Racine, Wisconsin aerosol assembly plant, the Midwest Litho center in Alsip, Illinois, the Sparrows Point litho center in Baltimore, Maryland, and the California Specialty plant in Vernalis, California; a writedown to estimated proceeds of the sale of the Orlando, Florida machine shop plant and the Baltimore, Maryland specialty and paint distribution business; and organizational changes designed to reduce general overhead. In July, S.C. Johnson, a major aerosol can customer and principal customer of the Racine plant, awarded all of its global aerosol business to a single supplier which is a U.S. Can competitor. Approximately $35 million of annual sales will be affected due to the loss of this customer. Closure of the two litho plants and Racine assembly plant is due to the loss of the S.C. Johnson business and increased efficiencies at other plants. The custom and speciality business of the California plant will be transferred to other locations.

    The components of the restructuring provisions are $28.7 million for the non-cash write off of assets related to the facilities to be closed or sold, $12.8 million for severance and related termination benefits for approximately 95 salaried and approximately 260 hourly employees, and $5.9 million for other related closure costs such as building restoration, equipment disassembly and future lease payments. In addition to these charges, the Company provided an additional $2.2 million related to the continuing carrying costs (principally contractual lease payments) related to the closed Saddle Brook, New Jersey facility which it has not been able to sublet as originally planned. The write off of the assets included in the charge primarily relate to fixed assets ($22.9 million) which cannot be transferred or used in the Company's other operations and unamortized goodwill related to the closed operations. As of December 31, 1997, approximately $4.6 million of the cash severance and other closure costs had been spent with the majority of the remaining costs expected to be spent in 1998.

The plant closures and sales are expected to be complete by mid-1998.


     As part of the business and operational realignments, the Company has sold its steel pail business. After 1995 consolidation of the Saddle Brook operation, the Company's steel pail business was conducted entirely from its North Brunswick, New Jersey facility. Substantially all of the assets of this business were sold in November 1997 for $1.4 million in cash and notes plus the assumption of certain liabilities and future payments. 1997 revenues of the steel pail business through October 5, 1997 were approximately $19 million. In addition , the Company is actively seeking to sell its commercial metal services business ("Metal Services"). Metal Services includes two plants in Chicago, Illinois, one plant in each of Trenton, New Jersey and Brookfield, Ohio and the closed Midwest Litho plant . 1997, 1996 and 1995 revenues from these operations were $116 million, $101 million, and $64 million (excluding intra-Company sales which are expected to be continued by the buyer and including third-party sales from the closed Midwest Litho plant, which (other than sales to S.C. Johnson) have been transferred to other Metal Services plants). The Company anticipates that the sale of Metal Services will be completed in 1998. The Company's historical financial statements have been restated to reflect these businesses as discontinued operations.

    In aggregate, the Company provided for a $16.0 million ($12.4 million after income taxes) loss on the sale of these two businesses, primarily representing the excess of recorded carrying value over the anticipated aggregate net sales proceeds for the net assets to be sold in the dispositions. As of December 31, 1997, the net assets of Metal Services, excluding the discontinued operations reserve, included net current assets of approximately $16.0 million and net other assets of approximately $29.4 million.

    Primarily   as  a  result  of  the  1997  special  charges  and discontinued
operations, the Company

failed to comply with certain financial ratios , including total leverage, maximum domestic leverage and interest coverage, during the year and at year end. The Company obtained permanent waivers from the appropriate lenders and the Company and such lenders have amended the Credit Agreement to better reflect the Company's current configuration and expected operating results. The Company expects to remain in compliance with the amended financial ratios in the Credit Agreement through 1998. As of April 5, 1998, U.S. Can was in compliance with the Credit Agreement and its other long-term debt agreements.


    In March, 1998, a subsidiary of the Company acquired a 36.5% equity interest in Formametal, an aerosol can manufacturing company located in the Province of Buenos Aires, Argentina for $4.6 million, payable over a 15 month period. In connection with this investment, Formametal had agreed to purchase approximately $2.6 million to $3.0 million of manufacturing equipment from the Company, and the Company has agreed to provide certain technical assistance to Formametal. The Company has also provided a guaranty in an amount not to exceed $2.0 million, to secure the repayment of certain indebtedness by Formametal. No such indebtedness was outstanding as of April 5, 1998. This investment is being accounted for on the equity method.

    Paul W. Jones has been elected by the Board of Director as President and Chief Executive Officer of the Company, effective April 1, 1998. Mr. Jones was elected as a director on April 24, 1998. Mr. Jones, 49 years old, had been President and Chief Executive Officer of Greenfield Industries, Inc., a major tool manufacturer located in Augusta, Georgia, which he joined in 1989. Prior to that, in a 19-year career with General Electric Company, he held general manager positions in three G.E. divisions. Former President and Chief Executive Officer William J. Smith will remain as Chairman of the Board until June 30, 1998, when he will retire. At that time Mr. Jones will become Chairman and Mr. Smith will remain a director and Chairman Emeritus.

    Timothy W. Stonich, former Executive Vice President--Finance, Chief Financial Officer and Secretary of U.S. Can, resigned from U.S. Can effective April 6, 1998, to pursue other personal and business interests. John R. McGowan, Vice President-Controller, is serving as Chief Financial Officer and Secretary on an interim basis.

    The Company has engaged Arthur Andersen LLP to assist in the implementation of a Shareholder Value Added ("SVA") program. The adoption of SVA, which creates a decision-making and compensation environment conducive the optimization of capital deployment, is designed to maximize shareholder value. The Board of Directors referred the adoption of SVA to the Compensation Committee of the Company and it is implementing a pilot SVA compensation program for certain employees.

                                 USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of Common Stock of the Company pursuant to this Prospectus.

                              SELLING STOCKHOLDERS


    The following table sets forth the number of shares of Common Stock owned by each Selling Stockholder as of May 31, 1998, the number of shares of Common Stock that may be offered for the Selling Stockholder's account and the number of shares of Common Stock and, based on the number of shares of Common Stock owned as of May 31, 1998, the percentage of the shares of Common Stock to be owned by such Selling Stockholder if they elect to sell all of such Selling Stockholder's shares of Common Stock.





                                                                    Shares of     Maximum Number of Shares   Shares of Common Stock
                                                                   Common Stock     Available to be               to be Owned
                                                                     Owned as             Sold                 Assuming Sale of All

    Name of                                                          of May 31,    Pursuant Hereto                    Shares
Selling Stockholder      Relationship to the Company                                                             Available for Sale
                                                                                                                   Hereunder(1)

                                                                                                                 Number    Percent
William J. Smith         Chairman of the Board                        375,663         250,000                   375,663     2.9%

Paul W. Jones            President, Chief Executive Officer,           30,000         400,000                    30,000     *
                         Director

Frank J. Galvin          Executive Vice President, Operations          72,618          30,995                    41,623     *

David Ford               Senior Vice President International &         15,000          15,000                      - 0 -    *
                         President, European Operations

Peter J. Andres          Vice President & Treasurer                    22,277          10,000                    12,277     *

Anthony F. Bonadonna     Vice President, Human Resources               10,000          10,000                     - 0 -     *

Charles E. Foster        Former Senior Vice President--                 3,045           3,045                     - 0 -     *
                         Custom and Specialty Products

Richard J. Krueger       Former Vice President - - MIS                  6,200           6,000                       200     *

Paul J. Mangiafico       Former Vice President -- Eastern Pail          6,661           6,661                     - 0 -     *
                         Operations

John R. McGowan          Vice President, Controller, Chief             21,308          10,000                    11,308     *
                         Financial Officer, Secretary

Lawrence T. Messina      Senior Vice President -- U.S. Aerosol         21,331          15,000                     6,331     *
                         Paint, Plastic and General Line

Gene A. Papes            Vice President Sales and Marketing,           11,183          10,613                       570     *
                         Aerosol Containers

Raymond J. Parker        Vice President Engineering, Europe            28,722          10,613                    18,109     *

William J. Smith, Jr.    Former Senior Vice President                   3,067           3,067                     - 0 -     *
                         Aerosol Operations

Jack J. Tunnell          Former Vice President - - Southern            23,038          10,613                    12,425     *
                         and Eastern Operations

David J. West            Former Vice President -- Sales and             2,606           2,606                     - 0 -     *
                         Mktg, Custom and Speciality Prods.

Thomas J. Yurco          Vice President Mat'ls Mgmt & Log.             38,689          10,563                   28,126      *

David C. Schuermann      Former Vice President and Group                6,188           6,188                     - 0 -     *
                         Executive -- Paint, Plastic and
                         General Line




                                                                    Shares of     Maximum Number of Shares   Shares of Common Stock
                                                                   Common Stock     Available to be               to be Owned
                                                                     Owned as             Sold                 Assuming Sale of All
    Name of                                                          of May 31,    Pursuant Hereto                    Shares
Selling Stockholder      Relationship to the Company                                                             Available for Sale
                                                                                                                   Hereunder(1)
                                                                                                                 Number    Percent

William S. Adams         Former Vice President and Group               3,127             3,127                     - 0 -      *
                         Exec., Metal Services; Consultant

Larry S. Morrison        Vice President Mfg. C/S                      21,226            15,583                     5,643      *

Paul Bertin              Man'g Director UK/Can.                        5,000             5,000                     - 0 -      *

Anibal Diaz              Man'g Director USC European Ops.              8,000             8,000                     - 0 -      *

Nicola Valentini         Business Director/Voghera                     2,500             2,500                     - 0 -      *

David Pietro             Director,  Plastic Operations Newnan            -0-             6,000                     - 0 -      *

Robert George            Dir. of Ops., Weirton                           -0-             6,000                     - 0 -      *

Robert Rush              Dir. of Ops., CHICAGO LITHO                     -0-             6,000                     - 0 -      *

Donald Hardy             Dir. of Ops., CHICAGO MS                        -0-             6,000                     - 0 -      *

Calvin W. Aurand Jr.     Director                                      3,633             2,133                     1,500      *

Benjamin F. Bailar       Director                                     37,133             2,133                    35,000      *

Eugene F. Connelly Jr.   Former Director                               1,443               443                     1,000      *

Carl Ferenbach           Director                                     85,125             2,133                    82,992      *

Ricardo Poma (2)         Director                                    833,733             2,133                   831,600     6.3%

Francisco A. Soler (3)   Director                                    424,233             2,133                   422,100     3.2%

Michael J. Zimmerman     Former Director                               1,443               443                     1,000      *

Louis B. Susman          Director                                      4,690             1,690                     3,000      *

The J. Goldress Trust,   Consultant designee                          - 0 -             15,000                     - 0 -      *
Jerry E. Goldress,
Trustee(4)

Gary Suttle (4)          Consultant designee                          - 0 -             85,000                     - 0 -      *





-------------------------

* The percentage of shares beneficially owned does not exceed 1% of the class.


(1) Based upon the number of Shares of Common Stock outstanding on May 31, 1998. Assumes all stock that may be offered pursuant to this Prospectus is sold, and no other shares owned by the Selling Stockholders are sold.



(2) Salcorp Ltd. ("Salcorp") is the record holder of 340,000 of these shares and Katsura, S.A. ("Katsura") is the record holder of 60,000 of these shares. Mr. Poma is the sole stockholder of both Salcorp and Katsura, and is therefore deemed the beneficial owner of these shares. The remaining 518,000 shares are owned by Barcel Corporation ("Barcel"). Mr. Poma is the Trustee for United Capital Trust, a family trust which owns all of the stock of Barcel. Mr. Poma disclaims the beneficial ownership of 86,400 of the shares held by Barcel in the United Capital Trust.

(3) 422,100 of these shares are owned beneficially by Windsor International Corporation ("Windsor"), Atlas World Carriers S.A. ("Atlas") and The World Financial Corporation S.A. ("World"), corporations affiliated or associated with Mr. Soler or certain of Mr. Soler's relatives, which hold 181,100, 123,000 and 118,000 shares of Common Stock, respectively. Mr. Soler may be deemed the beneficial owner of all shares held by Windsor, Atlas and World.

(4) The J. Goldress Trust (the "Goldress Trust") and Mr. Suttle are employees or affiliates of the Company's consultant, GGG INC.


       The Company has agreed to register offers and sales of the shares of Common Stock and options granted and the underlying shares of Common Stock of the Selling Stockholders offered hereby under the Securities Act. In this connection, the Selling Stockholders are required to pay the underwriting discounts and commissions and transfer taxes, if any, associated with the sale of their shares of Common Stock, and the Company will pay substantially all of the expenses directly associated with the sale of the shares of Common Stock hereunder.


                        DIVIDEND POLICY AND RESTRICTIONS

       The Company has never declared any cash dividends on the Common Stock and it does not anticipate paying such dividends in the foreseeable future. The Company anticipates that it will continue to retain earnings and other cash resources for use in the operation and expansion of its business. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from U.S. Can. The Credit Agreement and the Indenture limit U.S. Can's ability to pay dividends or otherwise transfer cash to the Company. Any future determination to pay cash dividends, if permitted under U.S. Can's debt agreements, will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition and other factors deemed relevant by the Board of Directors.

                              PLAN OF DISTRIBUTION

       The Common Stock may be offered by the Selling Stockholders from time to time in transactions on the New York Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by the sale of the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer who acts in connection with the sale of Common Stock hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commission received by them and profit on any resale of the Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

       No prediction can be made as to the effect, if any, that future sales, or the availability of shares of Common Stock for future sales, will have on the market price prevailing from time to time.

       The Company is filing a registration statement to permit transactions with respect to all of the restricted shares of Common Stock which have been awarded to management to date, and certain shares of Common Stock issuable upon exercise of stock options. However, there can be no assurance as to what period of time such registrations statement will remain effective, since the Company is not contractually obligated to file a registration statement with respect to transactions involving shares of Common Stock owned by the Selling Stockholders and could terminate its use at any time.


                                  LEGAL MATTERS

       The validity of the shares of Common Stock was passed upon for the Company by Ross & Hardies, Chicago, Illinois. A partner of Ross & Hardies beneficially owns 12,500 shares of Common Stock.


                                     EXPERTS


       The consolidated balance sheets of the Company as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.




                   981,189 Shares





                  U.S. Can
                  Corporation


                  Common Stock
                  ($.01 par value)



                   -----------------

                                                          Table Of Contents

                                                                        Page

Available Information......................................................2

Incorporation of Certain
Documents by Reference.....................................................2

The Company................................................................3

Risk Factors...............................................................5

Recent Developments.......................................................10

Use of Proceeds...........................................................12

Selling Stockholders......................................................12

Dividend Policy and Restrictions..........................................14

Plan of Distribution......................................................14

Legal Matters.............................................................14

Experts...................................................................14

                                -----------------

                          ----------------------------

                  Prospectus


                  Dated ________ __, 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution

       The following table sets forth various fees and estimated expenses in connection with the sale and distribution of the securities being registered, all of which are being borne by the Registrant.


SEC registration fee .............................................. $   5,720.08
Printing expenses ..................................................$   1,000.00
Legal fees and expenses ........................................... $  25,000.00
Accounting fees and expenses .......................................$  25,000.00
Miscellaneous ..................................................... $   3,279.92

                           Total....................................  $60,000.00



Item 15.          Indemnification of Directors and Officers

       Delaware General Corporation Law. The Company has statutory authority to indemnify the officers and directors. The applicable provisions of the General Corporation Law of the State of Delaware (the "GCL") state that, to the extent such person is successful on the merits or otherwise, a corporation may indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise ("such Person"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Person, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In any threatened, pending or completed action by or in the right of the corporation, a corporation also may indemnify any such Person for costs actually and reasonably incurred by him in connection with that action's defense or settlement, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification shall be made with respect to any claim, issue or matter as to which such Person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court shall determine that such indemnity is proper.

       Under the applicable provisions of the GCL, any indemnification shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made:

     (1) By the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit or proceeding; or

     (2) If such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

     (3) By the affirmative vote of a majority of the shares entitled to vote thereon.

       The Company's Certificate of Incorporation provides for indemnification to the full extent permitted by the laws of the State of Delaware against and with respect to threatened, pending or completed actions, suits or proceedings arising from or alleged to arise from, a party's actions or omissions as a director, officer, employee or agent of the Company or of any subsidiary of the Company or of any other corporation, partnership, joint venture, trust or other enterprise which he has served in such capacity at the request of the Company if such acts or omissions occurred or were or are alleged to have occurred, while said party was a director or officer of the Company.

       The Company maintains a director and officer liability insurance policy which indemnifies directors and officers for certain losses arising from a claim by reason of a wrongful act, as defined, under certain circumstances where the Company does not provide indemnification.

Item 16.          Exhibits


                                                                Incorporation by
   Exhibit                                                          Reference
   Number      Description of Document                          (if applicable)

     5.1 Opinion of Ross & Hardies, dated June 11, 1998, regarding legality of shares of Common Stock

    23.1       Consent of Arthur Andersen LLP
    23.2       Consent of Ross & Hardies                               *
    24.1       Power of Attorney                                      **
-------------



*      Included in opinion of Ross & Hardies.

**     Included in signature pages.

Item 17.          Undertakings.

          (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES



       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on June 11, 1998.



                                  U.S. CAN CORPORATION



                                  By:  /s/ Paul W. Jones
                                       Paul W. Jones

                                       President and Chief Executive Officer


                                POWER OF ATTORNEY


       Each person whose signature appears below hereby constitutes and appoints Paul W. Jones or John R. McGowan, and each of them, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in furtherance of the foregoing, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 11, 1998.


Signature                        Title(s)


/s/ Paul W. Jones                President, Chief Executive Officer and Director
Paul W. Jones


/s/ William J. Smith             Chairman of the Board



 William J. Smith


/s/ John R. McGowan              Vice President , Chief Financial Officer,
John R. McGowan                  Controller and Secretary

/s/ Benjamim F. Bailar           Director
Benjamin F. Bailar


/s/ Francisco A. Soler           Director
Francisco A. Soler



/s/  Louis B. Susman             Director
 Louis B. Susman



/s/ Carl Ferenbach               Director
Carl Ferenbach


/s/ Ricardo Poma                 Director
Ricardo Poma


                                 Director
Calvin Aurand

                              U.S. CAN CORPORATION

                                  EXHIBIT INDEX

                                                                      Location
                                                                     Of Document
                                                                          in
                                                                      Sequential
                                                                      Numbering
   Exhibit No.  Description of Document                                 System

   5.1       Opinion of Ross & Hardies regarding legality of shares
             of Common Stock (includes consent of Ross & Hardies)           26

  23.1       Consent of Arthur Andersen LLP                                 27

  24.1       Power of Attorney *                                            23


* Included in signature pages.